SKILLMIL, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

as of

FEBRUARY 11, 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Skillmil, Inc.
Index to Financial Statements
(unaudited)



dbb_mckennon_

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management
Skillmil, Inc.
Menlo Park, California

We have reviewed the accompanying financial statements of Skillmil, Inc. (the "Company"), which comprise the balance sheet as of February 11, 2016 (Inception), and the related statements of operations, stockholders' equity and cash flows for the period from Inception to February 11, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

DbbMckennon

January 23, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

SKILLMIL, INC.
BALANCE SHEET
AS OF FEBRUARY 11, 2016
(unaudited)

	February 11, 2016 (Inception)
Assets	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Stockholders' Equity:	
Commitments and contingencies (Note 3)	
Stockholders' Equity:	
Common stock, par value $0.0001, 1,000,000 shares authorized, zero shares issued and outstanding	-
Retained earnings	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

SKILLMIL, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION TO FEBRUARY 11, 2016
(unaudited)

	February 11, 2016 (Inception)
Revenues	$ -
Operating expenses	-
Net income	$ -

SKILLMIL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION TO FEBRUARY 11, 2016
(unaudited)

	Common Stock		Retained Earnings	Total Stockholders' Equity
	Shares	Amount		
February 11, 2016 (Inception)	-	$ -	$ -	$ -
Founders shares	-	-	-	-
Net income	-	-	-	-
February 11, 2016	-	$ -	$ -	$ -

SKILLMIL, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION TO FEBRUARY 11, 2016
(unaudited)

	February 11, 2016 (Inception)
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Net cash provided by operating activities	-
Increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

NOTE 1 – NATURE OF OPERATIONS

Skillmil, Inc., was formed on February 11, 2016 ("Inception") in the State of Delaware. The financial statements of Skillmil, Inc. (which may be referred to as the "Company," "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Menlo Park, California.

The Company aspires to be a precision hiring company for military veterans and businesses that efficiently and accurately helps to translate military skills, education and experience into corporate job requirements.

Going Concern and Management's Plans
We will rely heavily on debt and/or equity financing for working capital and have only recently commenced operations. During the next 12 months, the Company intends to fund its operations with funding from operational income, our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 11, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated meaningful revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, trends in the military community, or competition from larger companies in our space. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from e-commerce and sponsorship transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. The Company has not yet filed an initial tax return.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' DEFICIT

Common Stock
At Inception, the Company authorized the issuance of 1,000,000 shares of common stock, each having a par value of $0.001. After Incorporation, the Company's sole director approved the increase of authorized shares of common stock to 25,000,000 and changed the par value to $0.0001, which was filed with the state of Delaware and approved September 12, 2016. The accompanying balance sheet includes the original authorized shares of common stock authorized to reflect that point in time with the par value per the amended articles of incorporation.

Upon the increase in authorized common stock per the amended articles of incorporation, founders received 15,408,406 of restricted common stock at par value for aggregate contributions of $1,541. The restricted shares vest over a range of two (2) to four (4) years. Regardless of vesting term, each founder vests in one-half (two year vesting) or one-quarter (four year vesting) of their shares on the one-year anniversary of their specified vesting date. Thereafter, the shares vest ratably each month over the remaining vesting period.

NOTE 5 – SUBSEQUENT EVENTS

Stock Transactions
Subsequent to February 11, 2016, the Company authorized issuance of 25,000,000 shares of Common Stock with a par value of $0.0001 per share. See Note 4.

Subsequent to February 11, 2016, the Company issued 2,529,734 shares of restricted common stock in exchange for services rendered. The restricted shares vest over a range of two (2) to four (4) years. Regardless of vesting term, each grantee vests in one half (two year vesting) or one quarter (four year vesting) of their shares on the one-year anniversary of their specified vesting date. Thereafter, the shares vest ratably each month over the remaining vesting period. The Company is in the process of determining the value of share issued for services and the potential accounting treatment.

Subsequent to February 11, 2016, the Company issued 1,350,183 shares of common stock for a perpetual licensing agreement with a third party ("Licensor") for certain software technology, which equates to 7% of the fully diluted outstanding shares as of the date of the agreement. Per the terms of the licensing agreement,

there is an anti-dilution feature that in each equity financings of the Company, up to and including the first financing in which the aggregate total cash invested in the Company reaches $3,000,000 or greater (Qualified Financing), the Company shall issue additional shares of common stock to the third party such that immediately after each financing, the licensor will continue to own 7% of the fully diluted outstanding shares. In addition, the Company shall pay a royalty to the Licensor in the amount of 3% of gross revenue. Starting January 1, 2019, the Company shall make non-refundable quarterly payments of $50,000 per quarter during 2019 and increasing to $75,000 in 2020 and thereafter. The quarterly prepayments will be applied to the following quarter royalties due. The agreement will continue on in perpetuity unless terminated per the provisions of the agreement. If the Company undertakes an IPO, the Company will be required to issue common stock equal to 3% of the fully diluted outstanding shares immediately prior to the consummation of such. If the Company is acquired, the Company is to pay the Licensor 3% of the proceeds actually received in the acquisition. The Company is still determining the accounting impact of the transaction on the financial statements.

SAFE Agreements

Subsequent to February 11, 2016, the Company entered into various Simple Agreement for Future Equity ("SAFE") agreements with third parties totaling $200,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap of $4,000,000 with a 20% discount rate.

Per the terms of the SAFE agreements, if there is an equity financing before the instrument expires or is terminated, the company will automatically issue to the investors the conversion price that results in the greater amount of preferred stock as calculated by: 1) the price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate; or 2) the price per share equal to the valuation cap divided by the Company capitalization as defined in the agreement

If there is a liquidation event before the expiration or termination of the SAFE Agreement, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE Agreements in full, funds will be distributed pro-rata in proportion to their purchase amounts and such investors will automatically receive the number of shares of common stock equal to the remaining unpaid purchase amount divided by the liquidity price as defined by the agreement. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. To date, no SAFE agreements have been converted.

The Company has evaluated subsequent events that occurred after February 11, 2016 through January 23, 2017. There have been no other events or transactions during this time that would have a material effect on the financial statements.